

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Andy Cring
Chief Financial Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

> **Re: eBay Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 4, 2021**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2021**
> **Filed April 29, 2021**
> **File No. 001-37713**

Dear Mr. Cring:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1. Please quantify here and in your interim period reports each item cited as a variance factor so that investors may understand the magnitude and relative impact of each on your results. For example, we note several instances especially in regard to expenses, and in particular "Interest and Other, Net" for the first quarter of fiscal 2021, where this is the case. Refer to section 501.04 of the Staff's Codification of Financial Reporting Policies for guidance.

Net Transaction Revenues, page 37

2.      In addition to your definition of the metric "take rate," please disclose what the metric
        represents, why it provides useful information to investors and how you use it in
        managing or monitoring your performance.  Refer to Commission Release No. 33-10751
        for guidance.

Liquidity and Capital Resources
Cash Flows
Continuing Operating Activities, page 44

3.      Your disclosure here and in the latest Form 10-Q appears to emphasize how cash provided
        by operating activities was derived for each period.  Pursuant to Item 303(a) and (b) of
        Regulation S-K, your discussion should be an analysis of material changes that impacted
        operating cash from period to period.  Note that references to results, noncash items, and
        working capital items may not provide a sufficient basis to understand how operating cash
        actually was affected between periods.  In this regard, your analysis should discuss the
        reasons underlying variance factors cited.  Refer to section IV.B and B.1 of SEC Release
        No. 33-8350 for guidance, and section 501.04 of the Staff's Codification of Financial
        Reporting Releases regarding quantification of variance factors cited.  Please revise your
        disclosure as appropriate.

Form 10-Q for the Fiscal Quarter Ended March 31, 2021

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Net Revenues
Net Transactions Revenues , page 33

4.      You attribute the increase in net transaction revenue in the first quarter of 2021 primarily
        due to an increase in GMV and take rate.  Please tell us and disclose the key drivers and
        underlying factors that caused this increase.  Your earnings release for this quarter
        mentions the impact of your revenue initiatives to scale management of global payments
        which resulted in over 52% of global on-platform volume processed through managed
        payments, increases in global sellers, and over 80% of the payments migration completed
        in the U.S. that appear would be meaningful disclosure here.  In particular, explain to us
        and disclose as appropriate how the migration to managed payments on a global basis
        correlated to the the significant positive GMV growth and net transaction revenue
        growth.  Refer to Items 303(c) and (b)(2)(i) through (iii) as appropriate, of Regulation S-
        K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Marie Huber, General Counsel